VATECH

03 MAR 10 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	26.2.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

03007232

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

dlw 3/11

VA TECH

Transmission & Distribution

PRESS RELEASE

VA TECH T&D Secure NStar's Boston Contract

VA TECH Transmission & Distribution (VA TECH T&D), one of the world's leading manufacturer's of high voltage transmission and distribution equipment, has signed a contract with NStar, parent company of Massachussets based Boston Edison.

NStar, which owns several utilities in Massachusetts supplying gas and electricity, chose VA TECH T&D's Ferranti-Packard Transformers from a shortlist of eight companies.

VA TECH T&D's Chairman of the Board, Klaus Brenner said: "Negotiations were exhaustive, in the end it was our competitive pricing and customer references which impressed Nstar. After contacting each of our references they were confident we would meet their technical and commercial requirements."

These commercial demands include the delivery of the initial stage of the contract, three units including two designs rated at 37/50/62.5 MVA to meet Nstar's service date of March 1, 2003. On successful completion of the first stage NStar then have the option to extend the contract, leading to the supply of up to eleven units by 1 June, 2003.

This win is the result of intensive efforts of VA TECH T&D in a very difficult market environment. Also VA TECH Ferranti-Packard Transformers renewed their marketing strategy accordingly.

Klaus Brenner added: "We have an opportunity to establish a long term relationship with NStar over the next several years and enable continued success also with other high profile US customers."

+++2003-02-26

VA TECH Transmission & Distribution, a group company of the listed VA Technologie AG, is a leading international supplier of electric power transmission and distribution systems. We offer integrated system solutions and cutting edge technology individually tailored to our customer's needs. The global network of subsidiaries guarantees fast and efficient on-site service for customers.

This and other VA TECH Transmission & Distribution press releases are also available on the Internet: www.vatech-td.com

For further information please contact:
Dr. Ursula Scheidl
Penzinger Strasse 76, Postfach 5, A-1141 Vienna
Tel.: 01/89100-2053, Fax: 01/89100-186
e-mail: ursula.scheidl@vatech-pw.com

Dr. Wolfgang Schwaiger
Lunzerstrasse 64, A-4031 Linz
Tel: 0732/6986-9222, Fax: 0732/6986-3416
e-mail: wolfgang.schwaiger@vatech.at

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Services Pty Ltd
ACN 082 982 554
ABN 52 864 604 756

Darling Park Tower 2
201 Sussex Street
GPO BOX 2650
SYDNEY NSW 1171
DX 77 Sydney
Australia
www.pwcglobal.com/au
Telephone +61 2 8266 0000
Facsimile +61 2 8266 9999
Direct Phone +61 2 8266 4664
Direct Fax +61 2 8286 4664

Fax cover sheet

To:	Karl Hiller, Barry Stern & Craig Olinger
Company:	Securities & Exchange Commission
Fax number:	+1 202 942 9528 & +1 202 942 9525
From:	Paul Brunner
Fax number:	+61 2 8266 5480
Date:	February 26, 2003
Pages:	4 (including this page)

If this fax is illegible please contact: +61 2 8266 4664

BHP Billiton: Accounting Comments

Dear Karl, Craig and Barry:

As discussed with Karl this morning, we would like to proceed with the proposed call with Craig Olinger at 3.00 pm EST Wednesday February 26, 2003. I believe Wayne has confirmed this by voicemail with Craig, but please advise if this time does not work. Wayne Carnall, Michael Liesmann and I will be on the call from PwC. BHP Billiton will not join the call. The dial in numbers are:

Dial in:	US:	1 888 3822 834
	UK:	0800 328 9967
	Switz:	+61 3 8643 1430
	Aust:	1800 672 949

Account and Pin Number: 72154788 7098

The agenda to discuss a way forward as regards the stock compensation adjustment (SEC Comments 7 and 8) and asset retirement obligations (SEC Comment 6), of the January 22, 2003 comment letter.

As background, the draft response letter from BHP Billiton was faxed to the staff on February 11, 2003 and a materiality calculation of the stock compensation adjustment in respect of Comments 7/8 was faxed to the staff on February 20, 2003. In response to the staff's request on our call on Friday February 20, 2002, BHP Billiton have asked that I provide you with:

Attachment A: A supplementary analysis of the principal reasons for the restoration add-back to arrive at US GAAP net income in fiscal 2000.

Attachment B: A revised response to Qn 6 which includes proposed footnote concerning the "early" adoption of FAS 143, including expanded disclosure of the components of the cum. effect charge recognized in fiscal 2001.

If you have problems joining the call, please call me on +61 2 8266 4664 or at home +61 2 9969 6864.

Regards,

Paul.

Paul Brunner
Partner
PricewaterhouseCoopers L.L.P.

Attachment A

In fiscal 2000, prior to adoption of SFAS No. 143, the BHP Billiton Limited Group accrued asset retirement obligations on an undiscounted basis over the life of the operation. This differed from UK GAAP, which already reflected the full discounted liability recognition and measurement methodology. In fiscal 2000, an adjustment of US$61 million was credited to arrive at net income under US GAAP for restoration and rehabilitation costs. This adjustment was principally comprised of the following items:

- The Western Australian HBI asset was put into service in 2000 with an expected 25 year life, over which time a liability for asset retirement obligations would be accrued on a units of production basis under US GAAP. In the opening UK GAAP balance sheet (1 July 1999), a discounted liability and corresponding fixed asset of US$20 million had been recognized. In fiscal 2000, HBI was fully impaired under both UK and US GAAP and an impairment charge was recorded. The provision recorded under UK GAAP was retained as this remained the discounted value of the expected liability. As the asset's basis was US$20 million higher under UK GAAP, the impairment charge was higher than that required under US GAAP. Accordingly, a credit adjustment was booked in the reconciliation to US GAAP;

- The Bass Strait asset was put into service in 1968 and by 2000, on a units of production basis, the liability for asset retirement obligations was fully accrued to an amount equal to its undiscounted future cost to settle the obligation. In 2000, a small adjustment downwards to the provision of US$4 million was recorded for US GAAP reflecting a minor provision reassessment. Under UK GAAP, a discounted liability and related fixed asset had been established at July 1, 1999 based on a remaining life of a further 30 years, thus there was an accretion and depreciation charge under UK GAAP of US$9 million; and,

- The Moura mine in Queensland was sold in fiscal 2000 and the restoration obligation was extinguished as it was assumed by the acquirer. Under US GAAP the provision at the time (which is estimated to have been fully accrued to an amount approximating the undiscounted future cost to settle the obligation) of US$30 million was credited to income. Under UK GAAP, an estimated discounted liability of US$10 million and an estimated related fixed asset of US$5 million existed at the time of sale (based on an estimated 20 year remaining life at time of sale), which meant a net US$5 million was extinguished. Thus, the US GAAP reconciliation reflects a net credit of US25 million due to the difference in basis recorded for the liability under UK GAAP and US GAAP.

Attachment B

Q6

The Company advises that it has expanded its disclosure under item U on page F-131 to explain the nature of US GAAP reconciling items in relation to restoration and rehabilitation costs to read as follows.

"As of July 1, 2000, the Company recognizes the future cost to retire tangible long-lived assets from service over the estimated useful life of asset in accordance with the provisions of SFAS No. 143 Accounting for Asset Retirement Obligations. SFAS No. 143 excludes from its scope temporarily idled assets and environmental remediation liabilities which are accounted for under SFAS No. 5 and SOP 96-1, where applicable.

Under SFAS No. 143, a liability for the fair value of an asset retirement obligation with a corresponding increase to the carrying value of the related long-lived asset is recorded at the time the liability is incurred - generally when the asset is acquired, constructed or developed, and which may occur progressively over the life of a mine. The Company amortises the amount added to property and equipment and recognizes accretion expense in connection with the discounted liability. The estimated liability is based on historical experience in retiring assets from service, the estimated useful lives of the assets, estimates as to the cost to dismantle, remove, sell, recycle, abandon or otherwise retire the asset and rehabilitate the site in the future and federal and state regulatory requirements. The liability is a discounted liability using a credit- adjusted risk-free rate of approximately 6%. Revisions to the liability could occur due to changes in asset removal costs, useful lives or if federal or state regulators enact new guidance on the removal of such assets.

The requirements of SFAS No. 143 are similar to the Company's policy under UK GAAP and result in no material differences to be quantified in the reconciliation to US GAAP net income in fiscal 2002. However, there are certain technical differences between UK GAAP and SFAS No. 143. For example, accretion expense is classified as an operating item under SFAS 143 whereas it is classified at interest under UK GAAP. In addition, SFAS No. 143 measures the liability based on the discount rate when the liability is incurred, whereas UK GAAP generally re-measures the liability using a current discount rate. As such, differences may arise in the future that need to be quantified.

In fiscal 2001, the reconciliation effectively reports the adoption of SFAS No. 143, under which the BHP Billiton Limited Group (as predecessor)recorded a discounted liability of US$439 million, derecognized the previously recorded liability of US$390 million, increased net property and equipment by US$152 million, charged US$53 million against the provision for resources rent tax and recognized a one-time cumulative effect credit of US$28 million (US$50 million before deferred tax expense of US$22 million). The effect of the change in fiscal 2001 was to increase net income by US$28 million or US$0.008 per share. Pro forma net income under US GAAP for the year ended June 30, 2000, assuming the adoption of SFAS No. 143 as of July 1, 1999, would have been US$357 million, or US$0.097 per share.

In fiscal 2000, prior to adoption of SFAS No. 143, the BHP Billiton Limited Group accrued a liability for asset retirement obligations on an undiscounted basis over the life of the mine. This differed from UK GAAP which already reflected the full discounted liability recognition and measurement methodology.

A reconciliation of the Company's liability, for the combined BHP Billiton Group, for the three years ended June 30, 2002, is included in note 21. Refer note 18 (b) for details of assets that are restricted for purposes of settling asset retirement obligations.

VATECH

03 MAR 10 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	3.3.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VATECH

VA TECH HYDRO

PRESS RELEASE

VA TECH HYDRO SUPPLY NORWAY'S RIVER OTTA

VA TECH HYDRO, one of the world's leading suppliers of equipment and services to hydropower plants, has been awarded a € 12 million contract by Opplandskaft DA for a hydropower project on the River Otta in Norway.

This is VA TECH HYDRO's first project with Opplandskraft and also marks the inaugural large contract win for its subsidiary VA TECH Møller Energi AS (now VA TECH HYDRO AS in Norway).

VA TECH will provide the new plant, situated 120km north of Lillehammer in central Norway, with three generators (67, 29 and 10 MVA) for Øyberget Power Station and a generator (85 MVA), for Framruste Power Station.

Five large hydro projects have been awarded in Norway since 2000 and this is the third in which VA TECH HYDRO has secured the generator contract, confirming its strong position in Norway.

Franz Strohmer, Member of the Board of VA TECH HYDRO, said: "Norway is the sixth largest producer of hydropower globally and has the highest use of electricity per capita in the world. Our continued success in Norway is complemented by our investment in Møller Energi AS, which we hope will continue to secure many similar contracts in Scandinavia."

++++2003-03-03

VA TECH HYDRO is a company of the listed VA Technologie AG (VA TECH) group and is a global supplier of electromechanical equipment and services ("Water to Wire") for hydropower plants. VA TECH HYDRO is one of the world's largest suppliers for the hydroelectric power generation market, and holds a leading position in the growing power plant refurbishment sector. In 2001, VA TECH HYDRO achieved a turnover of € 670 million with approximately 3,150 employees.

This and other VA TECH and VA TECH HYDRO press releases are also available on the Internet: www.vatech.at and www.vatech-hydro.com

For further information please contact:
Ursula Scheidl
Penzinger Strasse 76, P.O Box 5, A-1141 Vienna
Tel.: ++43 1 89100-2053, Fax: ++43 1 89100-196
e-mail: ursula.scheidl@vatech-td.at

Wolfgang Schwaiger
Lunzerstraße 64, A-4031 Linz
Tel: ++43 70 6986-9222, Fax: ++43 70 6986-3416
e-mail: wolfgang.schwaiger@vatech.at

VATECH

03 MAR 10 AM 7:21

TELEFAX

An: To:	SEC	Datum: Date:	3.3.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at

VATECH

TELEFAX

An: To:	SEC	Datum: Date:	3,3.2003
Firma: Company:	Security and Exchange Comission	Seiten / Pages: (incl. this page):	2
Fax:	001 202 9429 525		
Von: From:	Wolfgang Schwaiger		
Abteilung: Department:	Strategy, Communications and Investor Relations	Tel.: (+43/732) 6986 - 9222 Fax: (+43/732) 6980 - 3416 E-Mail: wolfgang.schwaiger@vatech.at	
Betreff: Subject:	**VA Technologie AG – Presseinformation Filing Number 82-3910**		

Dear Ladies and Gentlemen!

Enclosed please find today's press release of VA TECH.

Best regards,

Wolfgang Schwaiger
Strategy, Communications and Investor Relations

Phone. [0043-732] 6986-9222
Fax. [0043-732] 6980-3416
E-mail: wolfgang.schwaiger@vatech.at